UNITED STATES

SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒  SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2021

M&M MEDIA, INC.

DELAWARE	46-5680005

700 Canal Street, Stamford, CT 06902

(917) 587-4981

In this report, the terms "M&M Media", "TREBEL", "our", "we", "us", and the "Company" refer to M&M Media, Inc.

THIS REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THESE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Item 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in Item 3 of this report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, latest results discussed below are as of June 30, 2021. The financial statements included in this filing as of and for the six months ended June 30, 2020 are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make interim statements of operations not misleading have been included.

Overview

M&M Media, Inc. was incorporated under the laws of the State of Delaware on May 13, 2014. M&M Media, Inc. is the creator of TREBEL Music. We believe TREBEL Music is the only music app in the world that allows users to legally download licensed music at no cost on Android and iOS smartphones and play on their devices. TREBEL Music is supported by advertisers and has licensing agreements with the largest record labels in the world including Universal, Sony, and Warner, which enable listeners to choose from a library of over 15 million songs for on-demand, offline listening. TREBEL Music targets the market of 3+ billion music listeners worldwide who will not – or cannot – pay for music subscriptions. This audience uses video-sharing platforms, such as YouTube, and music piracy apps with sub-optimal user experiences for on-demand listening. Our core value is our ability to combine on-demand and offline song play at no charge, making the most essential paid features of a premium service available for free to a global audience.

Results of Operations

Six Months ended June 30, 2021 Compared to Six Months ended June 30, 2020

Revenues. The Company’s revenues for the six months ended June 30, 2021 were $1,396,830 compared to $684,049 for the six months ended June 30, 2020 – an increase of 104%. This increase was primarily the result of improving monetization rates across all ad units as overall advertising spend recovered from the 2020 contraction due to the global pandemic coupled with the growth of the Company’s user base in the TREBEL Music app.

Operating Expenses. The Company’s operating expenses for the six months ended June 30, 2021 were $2,680,590 compared to $1,830,821 for the six months ended June 30, 2020 – increasing 46% year-over-year resulting from increased headcount plus higher marketing spend. The biggest component of operating expenses were general and administrative expenses, which were $1,087,796 for the six months ended June 30, 2021 compared to $743,064 for the six months ended June 30, 2020. In addition, sales and marketing expenses increased from $552,251 for the six months ended June 30, 2020 to $959,445 for the six months ended June 30, 2021 as the Company expanded its marketing into new platforms to drive new user acquisition. Research and development expenses increased at a lower rate, as the Company spent $633,350 and $535,506 in 2021 and 2020, respectively.

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Gross Profit (Loss). The Company realized a profit of $154,931 for the six months ended June 30, 2021, compared to a loss of $205,461 for the six months ended June 30, 2020.

Interest Expense. The Company recorded interest expense of $160,339 for the six months ended June 30, 2021, stemming from the outstanding convertible notes (described below).

Net Loss. As a result of the foregoing, the Company’s net loss for the six months ended June 30, 2021 was $2,643,523 – an increase compared to $2,149,679 for the six months ended June 30, 2020.

Liquidity and Capital Resources

Since inception, the Company has relied on revenues from its operations, as well as raising funds from the issuance of equity and debt instruments to fund its business. As of June 30, 2021, the Company had $574,939 cash on hand and a negative working capital of $(4,216,498) and could continue to incur additional losses prior to generating additional positive working capital from operations. The Company also has an accumulated deficit in earnings since inception. During the next twelve months, the Company intends to fund its operations with funding from revenues from its operations, issuance of additional convertible notes and issuance of securities.

We expect our current capital will be able to fund operations for the next several months. If we raise 25% of the maximum offering amount, we expect we will be able to fund our operations for the next 24 months without raising additional capital. If we raise more than 50% of the maximum offering amount, we expect we will be able to fund our operations for the next 36 months. If we raise 75% or more of the maximum offering amount, we expect we will be able to fund our operations for the next 48 months. If the Company raises less than 25% of the maximum offering amount, we expect that the amount of time we will be able to continue our operations without raising additional capital will decrease in proportion to the amount raised, with a minimum of 6 months of operations before requiring additional capital.

The Company’s unaudited interim financial statements for the six months ended June 30, 2021 and 2020 have been prepared assuming the Company will continue as a going concern. The Company has incurred losses from operations and has net cash used in operations since inception. The Company will require additional capital until revenue from operations are sufficient to cover operational costs. These matters raise substantial doubt about the Company’s ability to continue as a going concern. If we are unable to obtain sufficient amounts of additional capital or raise sufficient proceeds from this offering, we may be required to reduce the scope of our planned operations, which could harm its business, financial condition, and operating results.

Issuances of Equity, Convertible Notes, and Warrants

Equity

Regulation A Offering: Issuance of Class B Common Stock

On March 31, 2021, the company commenced an offering pursuant to Regulation A under the Securities Act of 1933, as amended (the “Regulation A Offering”), qualifying the offer and sale of up to $50,000,000 of “units” consisting of one share of Class B common stock and one warrant to purchase one-half share of Class B common stock. The company intends to utilize the net proceeds from the Regulation A Offering to execute on its business plans.

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As of September 15, 2021, the company has received gross proceeds of $621,000 in connection with the Regulation A Offering.

Series A Offering

During the year ended December 31, 2017 the company conducted an offering of its Series A Preferred Stock, which was led by CII. On December 17, 2017, the Company closed this offering, selling a total of 40,326,704 shares of Series A Preferred Stock. The Series A Preferred Stock is entitled to cumulative dividends of 5% per annum. At June 30, 2021 and 2020, accrued dividends payable to the holders of the Series A Preferred Stock were $1,353,566 and $947,371, respectively.

In exchange for CII’s investment in the Company’s Series A Preferred Stock, the Company and CII entered into a "Presence Agreement" dated December 18, 2017, pursuant to which the Company agreed to maintain employees in the State of Connecticut at a level above 50% of our total employee headcount in the United States. If the Company does not comply with this requirement, CII will have the right to exercise a "put" right, forcing the Company to repurchase all of the securities of the Company held by CII. The redemption price the Company would have to pay for such securities would be (i) for the shares of Series A Preferred Stock, the higher of the fair market value ("FMV") of such securities or $0.17792 per share; (ii) for the promissory note, all principal and outstanding interest on the note, assuming a 12% rate of return, compounding annually from the issuance date; and (iii) for the warrants owned by CII, an exercise price equal to the higher the FMV of such securities or $0.17792 per share.

As of the date of this Offering Circular, the Company maintains employees in the State of Connecticut at a level above 50% of its total employee headcount in the United States, and therefore CII does not currently have the right to exercise this put right.

Shares Issued for Services

During the year ended December 31, 2019, the Company issued 1,136,069 shares of its Class A Common Stock for services rendered by consultants/employees, recognizing compensation expenses of $36,059.

Compensation expense related to these issuances was based on the estimated fair value of the Company’s Class A Common Stock at the time of issuance. These shares are subject to a vesting schedule, typically four years, and subject to continued services.

During the six months ended June 30, 2021, the Company issued 1,400,00 shares of Class B common stock for marketing services to be rendered related to its Regulation A offering, recognizing deferred offering cost of $178,118.

Shares Issued for Marketing

During the year ended December 31, 2019, the Company issued 6,230,400 shares of Class A Common Stock to a strategic partner for future marketing services, booking a prepaid marketing asset of $203,904.

Marketing expenses will be booked against the asset as the Company utilizes the services.

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Convertible Notes

2019 Convertible Notes

In 2019 and 2020, the Company conducted an offering of convertible notes (the "2019 Notes") in which raised proceeds totaling $3,534,885.

The 2019 Notes bear interest at 5% per annum, originally had a 13 month-term and contains both optional and automatic conversion features. An automatic conversion into shares of the Company’s equity securities is triggered upon the Company’s next "Qualified Financing", defined as a transaction or series of transactions in which the Company raises at least $6,000,000 in gross proceeds from the issuance of the Company’s preferred equity securities prior to the maturity date. In such instance, the 2019 Notes will automatically convert into a number of shares of the preferred stock sold in the Qualified Financing equal to the amount of principal and unpaid interest on the note then outstanding, divided by the lesser of: 1) 80% (20% discount) of the price paid per share at which the such shares of preferred stock are issued to cash investors in the Qualified Financing; and 2) $40,000,000 divided by the total number of shares of the Company immediately prior the Qualified Financing on a fully diluted basis. If such Qualified Financing does not occur prior to the maturity date of the 2019 Note, then at the option of the holder, the 2019 Notes may be converted into shares of Series A-1 Preferred Stock of the Company equal to (i) the principal and interest outstanding on the note as of the maturity date divided by (ii) a conversion price equal to (x) $40,000,000 divided by (y) the total number of outstanding shares of Common Stock of the Company outstanding immediately prior to the conversion of the note, calculated on a fully diluted basis.  Finally, unless earlier converted or repaid, the outstanding principal plus accrued unpaid interest will be payable upon the demand of the holders of the majority of the aggregate outstanding principal balance of the 2019 Notes.

Lock Up: In connection with an initial public offering (IPO) of the Company’s securities and upon request of the Company or the underwriters managing any underwritten offering of the Company’s securities, each of the purchasers of the 2019 Notes agrees not to sell, make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of any equity securities of the Company, however or whenever acquired (other than those included in the registration) without the prior written consent of the Company or such underwriters, as the case may be, for such period of time (not to exceed 180 days) from the effective date of such registration as may be requested by the Company or such managing underwriters and to execute an agreement reflecting the foregoing as may be requested by the underwriters at the time of the public offering.

Of the 2019 Notes, $105,000 in principal of the notes were issued by the Company in exchange for consulting/advisory services to the Company, whereby no cash was received. The 2019 Notes related to advisory services were for services rendered in 2019. The value of these notes was recorded as a compensation expense during 2019.

Interest expense related to these notes for the six months ending June 30, 2021 and 2020 was $87,162 and $84,691, respectively.

If all holders of 2019 Notes converted their notes into shares of Series A-1 Preferred Stock of the Company, it would result in the issuance of an additional 14,654,710 shares of Series A-1 Preferred Stock of the Company, based on the principal and accrued interest balance of $3,907,929 the outstanding 2019 Notes of the Company as of August 31, 2021.

The 2019 Notes were recently amended to extend maturity to July 1, 2022. Further, should the Company succeed in raising at least $5,000,000 pursuant to this Offering (a “Qualified Offering”), the 2019 Notes will be automatically converted into shares of Series A-1 Preferred Stock at a conversion price of $0.26667 which would have been the conversion price had the 2019 Notes converted into Series A-1 Preferred Stock immediately prior to this Offering at a $40,000,000 valuation. The holders of 2019 Notes have also agreed that none of the proceeds of this Offering will be used to repay the 2019 Notes. Should no Qualified Financing or Qualified Offering occur prior to July 1, 2022, upon the election of the holders of the majority of the aggregate outstanding principal balance of the 2019 Notes, all of the 2019 notes could become due and payable by the Company.

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2020 Convertible Notes

Beginning in July 2020, the Company entered into a series of convertible note agreements (the “2020 Notes”) totaling $3,058,982.

The 2020 Notes bear interest at 5% per annum, originally had a 13 month-term and contains both optional and automatic conversion features. An automatic conversion into shares of the Company’s equity securities is triggered upon the Company’s next "Qualified Financing", defined as a transaction or series of transactions in which the Company raises at least $5,000,000 in gross proceeds from the issuance of the Company’s preferred equity securities prior to the maturity date. In such instance, the 2020 Notes will automatically convert into a number of shares of the preferred stock sold in the Qualified Financing equal to the amount of principal and unpaid interest on the note then outstanding, divided by the lesser of: 1) 80% (20% discount) of the price paid per share at which the such shares of preferred stock are issued to cash investors in the Qualified Financing; and 2) $40,000,000 divided by the total number of outstanding shares of the Company immediately prior the Qualified Financing on a fully diluted basis. If such Qualified Financing does not occur prior to the maturity date of the 2020 Note, then at the option of the holder, the 2020 Notes may be converted into shares of Series A-1 Preferred Stock of the Company equal to (i) the principal and interest outstanding on the note as of the maturity date divided by (ii) a conversion price equal to (x) $40,000,000 divided by (y) the total number of outstanding shares of Common Stock of the Company outstanding immediately prior to the conversion of the note, calculated on a fully diluted basis.

 Further, unless earlier converted or repaid, the outstanding principal plus accrued unpaid interest will be payable upon the demand of the holders of the majority of the aggregate outstanding principal balance of the 2020 Notes.

Additionally, for each $50,000 in principal amount of the 2020 Notes, the purchaser received a warrant to purchase the securities offered in the Qualified Financing equal to 0.075% of the total number of shares of the Company outstanding immediately prior to such next Qualified Financing on a fully diluted basis (the “2020 Warrants”). The purchase price of each share of the Qualified Financing securities will equal 70% of the price per share. The 2020 Warrants will expire five years after the initial closing of the Qualified Financing. The 2020 Warrants were recently amended to specify that upon a Qualified Offering, the 2020 Warrants will be exercisable for Series A-1 Preferred Stock at an exercise price of $0.26667 per share and an expiration date of five years after a Qualified Offering.

The 2020 Notes were recently amended to extend maturity to July 1, 2022. Further, upon a Qualified Offering, the 2020 Notes will be automatically converted into shares of Series A-1 Preferred Stock at a conversion price of $0.26667 which would have been the conversion price had the 2020 Notes converted into Series A Preferred Stock immediately prior to this Offering at a $40,000,000 valuation. The holders of 2020 Notes have also agreed that none of the proceeds of this Offering will be used to repay the 2020 Notes. Should no Qualified Financing or Qualified Offering occur prior to July 1, 2022, upon the election of the holders of the majority of the aggregate outstanding principal balance of the 2020 Notes, all of the 2020 notes could become due and payable by the Company.

Right of First Offer: Each purchaser of the 2020 Notes is also granted the right to purchase an additional 2020 Note equal to the same principal amount as the original 2020 Note purchased and will receive a warrant upon the same terms, as applicable. This Right of First Offer expired on the earlier of February 15, 2021.

Lock-Up: In connection with an IPO of the Company and upon request of the Company or the underwriters managing any underwritten offering of the Company’s securities, each purchaser of the 2020 Notes agrees not to sell, make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of any equity securities of the Company, however or whenever acquired (other than those included in the registration) without the prior written consent of the Company or such underwriters, as the case may be, for such period of time (not to exceed 180 days) from the effective date of such registration as may be requested by the Company or such managing underwriters and to execute an agreement reflecting the foregoing as may be requested by the underwriters at the time of the IPO.

If all holders of 2020 Notes converted their notes into shares of Series A-1 Preferred Stock of the Company, it would result in the issuance of an additional 12,060,738 shares of Series A-1 Preferred Stock of the Company, based on the principal and accrued interest balance of $3,216,201 the outstanding 2020 Notes of the Company as of August 31, 2021.

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2021 Convertible Notes

Beginning May 2021, the Company entered into a series of convertible note agreements (the “2021 Notes”) totaling $362,500. The 2021 Notes mature on July 1, 2022.

The Notes bear 5% interest, and contain both optional and automatic conversion features. An automatic conversion into the next series of preferred stock is triggered upon a qualified preferred equity financing, defined as a transaction or series of transactions in which the Company raises at least $5,000,000 in gross proceeds, prior to the maturity date. In such instance the notes convert at the lesser of: 1) 80% (20% discount) of the price paid per share at which the next equity securities are issued to cash investors in the next qualified financing and 2) the price equal to the quotient of $50,000,000 divided by the total number of outstanding shares of the Company immediately prior to the qualified financing on a fully diluted basis. Additionally, an automatic conversion will trigger upon a successful Regulation A Offering raise of at least $5,000,000, upon which the number of shares issued shall equal to the principal plus interest amount as of the Maturity Date divided by $0.3334. If a qualified financing does not occur prior to the maturity date, then at the option of the holder, the note shall be converted into shares of Series A-3 Preferred stock equal to the (i) the principal and interest as of the maturity date divided by (ii) a conversion price equal to $0.3334. The Company is in the process of obtaining approvals for authorizing Series A-3 Preferred Stock; however, as of the date of these financial statements, no such designation has been made.

Lock Up: In connection with an initial public offering (IPO) of the Company’s securities and upon request of the Company or the underwriters managing any underwritten offering of the Company’s securities, each of the purchasers of the 2021 Notes agrees not to sell, make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of any equity securities of the Company, however or whenever acquired (other than those included in the registration) without the prior written consent of the Company or such underwriters, as the case may be, for such period of time (not to exceed 180 days) from the effective date of such registration as may be requested by the Company or such managing underwriters and to execute an agreement reflecting the foregoing as may be requested by the underwriters at the time of the public offering.

Additionally, the purchaser will receive a warrant to purchase Class B Common Stock equal to two times the principal amount of the Note purchased. The purchase price of each share shall equal $1.00 and the Warrants will expire on July 1, 2023.

Additionally, the purchaser commits to purchase a certain number of Regulation A+ offering units based on the principal amount of the Note purchased.

Warrants

March 2017 Issuance. On May 9, 2017, the Company issued a warrant to purchase the Company’s Preferred Stock to an unrelated, third-party strategic partner of the Company. This warrant expires May 9, 2027, is exercisable into 2,111,804 shares of the Company’s Series A-2 Preferred Stock at an exercise price of $0.09713 per share. As of December 31, 2019, this warrant is fully vested, and may be exercised at any point by the holder. As of the date of this Offering Circular, the Warrant has not yet been exercised.

March 2020 Issuance. On March 27, 2020, the Company issued a warrant to an unrelated, third-party strategic partner of the Company. The warrant is exercisable at any time into a number of shares of the most senior class of Preferred Stock authorized by the Company at the time of exercise representing 3.59% of the fully diluted, converted equity capitalization as of the date immediately preceding the closing of the Company’s next round of preferred stock financing in which the Company receives at least $10 million in gross proceeds (the "Next Round").

The exercise price for this warrant is equal to 80% of the price per share of the securities issued in the Next Round - however the Company will reimburse the holder for any amount paid in excess of $0.00001 per share, so effectively the warrant is exercisable for $0.00001 per share. The warrant vests 75% after one year, and the remaining 25% vests after two years. As part of the warrant, the holder has the right to buy-up to 3.59% of the Company in any subsequent round at the then-current price if the Next Round is not completed by the two-year anniversary of the warrant.

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Exercise of the warrant is contingent on the Company raising over $10 million in one round of preferred stock financing. As the Company has no plans about when and if it will conduct another round of preferred stock financing, recognition of this warrant for accounting purposes has been deferred until such time as the contingency is resolved.

The warrant expires on March 27, 2030 and is still outstanding as of the date of this Offering Circular.

December 2020 Issuance. On December 11, 2020, the Company issued a warrant to a related-party company that is a strategic advisor of the Company, Green Forest Properties LTD ("Green Forest"). Adrian Sada Cueva, a director of the Company, and is sole owner of Green Forest. The warrant expires on December 11, 2030. Features of the warrant include the following.

•	Exercisable into 6,493,036 shares of the Company’s Class A Common Stock

•	Exercise price is $0.02

•	With respect to 4,869,777 shares of Class A Common Stock subject to this warrant, vesting will occur over a 24 month period beginning August 2020. The remaining balance will vest upon the condition that the Company completes a round of financing at a pre-money valuation of at least $500 million and the lead investor is referred by the holder of the warrant.

As of August 31, 2021, this warrant is still outstanding, and may be exercised for a total of 2,637,796 shares of Class A Common Stock of the Company.

PPP Loan

On April 24, 2020, the Company entered into a Small Business Administration (“SBA”) loan under the Paycheck Protection Program (“PPP”) in the amount of $47,900 with ReadyCap Lending, LLC. The loan will mature two years from the date it was issued (April 24, 2022) and will accrue interest at a rate of 1% per year. The Paycheck Protection Program Flexibility Act of 2020 authorized the Company to apply for forgiveness of the funds utilized over the course of 24 weeks so long as the full-time equivalent staffing level remains the same (or increases) and that at least 60% of the funds are utilized to pay payroll costs. No payments on this loan are due for six months from the issuance date. Thereafter, the loan balance must be repaid within 18 months, in monthly installments. The loan was fully forgiven in February 2021.

Receivables Financing

On July 30, 2021, the Company entered into a Purchase and Sale of Future Receivables Agreement with Harper Advance LLC (“Harper”). Pursuant to the agreement, Harper is purchasing a future receivable of $1,120,000 for an upfront payment of $1,000,000, distributed evenly in two tranches upon exercise by the Company. Estimated payments of $112,000 per Tranche of financing shall begin 60 days after the receipt of proceeds for each Tranche. In addition, the Company will issue a warrant of 180,000 shares of Class B common stock with a purchase price of $1.00 for each tranche, exercisable until January 2023.

The company exercised the first tranche of $500,000 in August 2021 and will begin repayment 60 days after the draw. In conjunction with the exercise, the company issued Harper a warrant to purchase 180,000 shares of Class B common stock.

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Trend Information

As music subscription growth in mature markets slows, we believe the next frontier of music industry growth will come from improving the experience and monetization of billions of people using piracy apps and free music video apps that represent the largest portion of the audience of music consumers worldwide. In 2018, we formed a commercial relationship with Televisa, the second largest media company in Latin America and largest in Mexico, to help us accelerate expansion and revenue generation in Mexico. Through Q4 2021, we aim to reach six million monthly active users in Mexico while pursuing a partnership with another major Latin American media company to fuel growth in additional markets such as Brazil, Argentina and/or Colombia. We expect the majority of our Latin America growth to occur in 2022, during which we plan to penetrate as many as ten Latin American markets. By 2023, we anticipate pursuing a similar media-partnership model to enter key markets in Southeast Asia, such as the Philippines, Indonesia, and Malaysia, which have high smartphone adoption but low credit card penetration and network connectivity - factors conducive to adoption of our service.

Relaxed Ongoing Reporting Requirements

If we become a public reporting company in the future, we will be required to publicly report on an ongoing basis as an "emerging growth company" (as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an "emerging growth company", we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not "emerging growth companies", including but not limited to:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

•	taking advantage of extensions of time to comply with certain new or revised financial accounting standards;

•	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

•	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and member approval of any golden parachute payments not previously approved.

If we become a public reporting company in the future, we expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an "emerging growth company" for up to five years, although if the market value of our Common Shares that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an "emerging growth company" as of the following December 31.

If we do not become a public reporting company under the Exchange Act for any reason, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for "emerging growth companies" under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer’s fiscal year.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not "emerging growth companies", and our members could receive less information than they might expect to receive from more mature public companies.

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Item 2. Other Information

None

Item 3. Financial Statements

M&M MEDIA INC. FINANCIAL STATEMENTS

F-1

M&M MEDIA, INC.

BALANCE SHEETS

(Unaudited)

	6/30/2021	12/31/2020
Assets
Current assets:
Cash	$574,939	$1,772,065
Certificates of deposit	300,200	300,185
Accounts receivable, net	545,034	791,788
Other current assets	199,855	106,131
Total current assets	1,620,028	2,970,169

Property and equipment, net	3,363	5,356
Deferred Offering Costs	432,474	45,000
Other assets	6,408	5,775
Total assets	$2,062,272	$3,026,300

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$1,160,223	$662,147
Accrued liabilities	709,310	345,836
Accrued salaries	1,862,449	1,726,741
Disputed deposit	231,950	231,950
Unearned Revenue	–	105,000
Related party advances	546	27,590
Accrued royalties	1,621,528	1,783,232
Warrant liability	250,520	253,107
Total current liabilities	5,836,526	5,135,603

Note payable - net of current portion	–	47,900
Convertible debt - net of current portion	5,083,017	4,338,224
Convertible debt - related parties, net of current portion	1,873,350	1,833,350
Total liabilities	12,792,893	11,355,077

Commitments and contingencies (Note 4)

Series A Preferred Stock, $0.0001 Par value; 40,326,704 authorized; 40,326,704 and issued and outstanding as of June 30, 2021 and December 31, 2020, respectively, with liquidation preferences of $8,530,657 and $8,324,260 as of June 30, 2021 and December 31, 2020, respectively	7,766,744	7,451,215

Stockholders' Equity:
Series Seed Preferred 1 Stock, $0.0001 Par value; 6,712,618 authorized; 6,712,618 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively, with liquidation preferences of $649,903 as of June 30, 2021 and December 31, 2020, respectively	649,903	649,903
Series Seed Preferred Stock, $0.0001 Par value; 7,700,000 authorized; 7,700,000 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively, with liquidation preferences of $700,000 as of June 30, 2021 and December 31, 2020, respectively	700,000	700,000
Class A Common stock, $0.0001 Par value; 230,000,000 authorized; 66,148,960 and 65,395,297 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	601	595
Class B Common stock, $0.0001 Par value; 75,000,000 authorized; 1,400,000 shares issued and outstanding as of June 30, 2021	140	–
Additional paid-in capital	132,401	–
Accumulated deficit	(19,980,410)	(17,130,490)
Total stockholders' equity	(18,497,365)	(15,779,992)
Total liabilities and stockholders' equity	$2,062,272	$3,026,300

The accompanying notes are an integral part of these financial statements

F-2

M&M MEDIA, INC.

STATEMENTS OF CONSOLIDATED OPERATIONS

(Unaudited)

	For the period ending 6/30/21	For the period ending 6/30/20

Revenues	$1,396,830	$684,049

Cost of revenues	1,241,917	889,510

Gross profit (loss)	154,913	(205,461)

Operating Expenses:
General and administrative	1,087,796	743,064
Sales and marketing	959,445	552,251
Research and development	633,350	535,506
Total operating expenses	2,680,590	1,830,821

Operating loss	(2,525,677)	(2,036,282)

Other (income) expense:
Interest expense	160,339	84,691
Other expense	281	–
Other income	(43,923)	25,106
Change in warrant liability	(2,587)	–
Total other (income) expense	114,111	109,797

Loss before provision for income taxes	(2,639,788)	(2,146,079)

Provision for income taxes	3,736	3,600

Net loss	$(2,643,523)	$(2,149,679)

Weighted average shares outstanding - basic and diluted	66,472,129	64,830,161
Weighted average net loss per share - basic and diluted	$(0.04)	$(0.03)

The accompanying notes are an integral part of these financial statements.

In the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included.

F-3

M&M MEDIA, INC.

STATEMENTS OF STOCKHOLDERS’ DEFICIT

(Unaudited)

	Series Seed Preferred		Series Seed 1 Preferred		Common Stock - Class A		Common Stock - Class B		Additional Paid-in	Accumulated	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	(Deficit)
December 31, 2019	6,712,618	$649,903	7,700,000	$700,000	64,827,037	$590	–	$–	$30,968	$(12,153,316)	$(10,771,855)
Stock option compensation	–	–	–	–	–	–	–	–	2,959	–	2,959
Shares issued for cash	–	–	–	–	51,660	5	–	–	–	–	5
Accretion of preferred stock discount	–	–	–	–	–	–	–	–	(33,927)	(75,209)	(109,136)
Dividends Payable	–	–	–	–	–	–	–	–	–	(197,628)	(197,628)
Net loss	–	–	–	–	–	–	–	–	–	(2,149,679)	(2,149,679)
June 30, 2020	6,712,618	$649,903	7,700,000	$700,000	64,878,697	$595	–	$–	$0	$(14,575,832)	$(13,225,334)

December 31, 2020	6,712,618	$649,903	7,700,000	$700,000	65,395,297	$595	–	$–	$–	$(17,130,490)	$(15,779,992)
Stock option compensation	–	–	–	–	–	–	–	–	42,562	–	42,562
Shares issued for offering services	–	–	–	–	–	–	1,400,000	140	177,978	–	178,118
Shares issued for cash	–	–	–	–	753,663	6		–	20,993	–	21,000
Accretion of preferred stock discount	–	–	–	–	–	–	–	–	(109,132)		(109,132)
Dividends Payable	–	–	–	–	–	–	–	–	–	(206,396)	(206,396)
Net loss	–	–	–	–	–	–	–	–	–	(2,643,523)	(2,643,523)
June 30, 2021	6,712,618	$649,903	7,700,000	$700,000	66,148,960	$601	1,400,000	$140	$132,401	$(19,980,410)	$(18,497,365)

The accompanying notes are an integral part of these financial statements

F-4

M&M MEDIA, INC.

STATEMENTS OF CASH FLOWS

(Unaudited)

	For the period ending 6/30/2021	For the period ending 6/30/2020

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,643,523)	$(2,149,679)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	1,993	1,993
Amortization of prepaid marketing paid in stock	5,436	72,108
Change in value of warrant liability	(2,587)	–
Gain on sale of crypto assets	–	–
Compensation paid through note issuance	40,000	–
Stock-based compensation	42,562	2,959
PPP Loan Forgiveness	(47,900)	–
Changes in operating assets and liabilities:
Accounts receivable	256,754	339,147
Other current assets	(99,160)	(49,944)
Other assets	(647)	45,272
Accounts payable	498,076	163,109
Accrued liabilities	363,474	101,410
Accrued salaries	135,708	134,849
Accrued royalties	(161,704)	344,777
Unearned Revenue	(105,000)	–
Disputed deposit	–	–
Net cash used in operating activities	(1,716,520)	(993,999)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	–	–
Net cash used in investing activities	–	–

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds - related party advances	(27,044)	(18,437)
Proceeds - deferred offering costs	(209,356)	–
Proceeds - notes payable	–	47,900
Proceeds - convertible notes payable	744,793	360,000
Proceeds from sale of common stock	11,000	–
Net cash provided by financing activities	519,393	389,463

Decrease in cash and cash equivalents	(1,197,127)	(604,536)
Cash and cash equivalents, beginning of year	1,772,065	1,179,194
Cash and cash equivalents, end of year	$574,938	$574,658

Supplemental disclosures of cash flow information:
Cash paid for interest	$–	$–
Cash paid for income taxes	$3,736	$3,600

Non cash investing and financing activities:
Accretion of preferred stock discount	$109,132	$109,136
Accretion of preferred stock dividends	$206,396	$197,628

The accompanying notes are an integral part of these financial statements

F-5

M&M MEDIA, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. Description of the Business and Basis of Presentation

M&M Media Inc. dba Trebel Music (the "Company”) was incorporated as a Delaware Corporation in May 2014 and provides a licensed music service in the United States and Mexico, offering users an online and offline listening experience at no monthly cost. The service is primarily ad-supported, wherein advertisements support the royalties associated with music consumption. The Company depends on securing content licenses from major and minor content owners and other rights holders in order to provide its service.

Management Plans

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred losses from operations and has net cash used in operations since inception. The Company will require additional capital until revenue from operations are sufficient to cover operational costs. These matters raise substantial doubt about the Company’s ability to continue as a going concern.

During the next twelve months, the Company intends to fund operations through revenue generation and debt and/or equity financing, including a qualified Regulation A offering. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned operations, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

Basis of Presentation

The accompanying unaudited consolidated financial statements of the Company and its subsidiary, MÓVIL MUSIC MEXICO S. DE R.L. DE C.V., have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) for interim financial information and in accordance with Rule 8-03 of Regulation S-X per Regulation A requirements. Certain information and disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments, consisting of normal recurring adjustments considered necessary for a fair presentation, have been included. These interim financial statements should be read in conjunction with the audited annual financial statements of the Company for the years ended December 31, 2020 and 2019 included in the Company’s From 1-K, most recently filed with the SEC on July 28, 2021. The results of operations for the six months ended June 30, 2021 and 2020 are not necessarily indicative of the results that may be expected for the full year.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities and the related disclosures at the date of the financial statements, as well as the reported amounts of revenue and expenses during the periods presented. Estimates are used for collectability of accounts receivable, the fair value of common stock, stock-based compensation, and accrued royalties. To the extent there are material differences between these estimates, judgments, or assumptions and actual results, the Company's financial statements could be affected. In many cases, the accounting treatment of a particular transaction is specifically dictated by U.S. GAAP and does not require management's judgment in its application. There are also areas in which management's judgment in selecting among available alternatives would not produce a materially different result.

F-6

M&M MEDIA, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies

Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of up to three months to be cash equivalents. The Company's cash and cash equivalents are held with major financial institutions and may at times exceed federally insured limits.

Research and Development

The Company incurs research and development expenses consisting primarily of employee compensation, information technology consulting, facilities-related expenses and costs associated with supporting its application on consumer devices. The Company incurs these expenses primarily for improvements and updates to its mobile app, integration of Customer technologies, and development of new advertising products. The Company expenses research and development costs as incurred.

Accounts Receivable

Accounts receivable are recorded net of an allowance for doubtful accounts. The Company does not have an allowance for doubtful accounts based upon historical analyses including the number of days that billings are past due and an evaluation of the potential risk of loss associated with delinquent accounts. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of its receivables.

Offering Costs

The Company accounts for offering costs in accordance with ASC 340, Other Assets and Deferred Costs. Prior to the completion of an offering, offering costs were capitalized as deferred offering costs on the balance sheet. The deferred offering costs are netted against the proceeds of the offering in stockholders’ deficit or the related debt, as applicable. Costs related to unsuccessful offerings are expensed.

At June 30, 2021 and December 30, 2020, there was $432,474 and $45,000, respectively, capitalized to deferred offering costs.

Crypto Assets

The Company holds crypto-denominated assets (“crypto assets”), which are included as other current assets in the balance sheets. As of June 30, 2021 and December 31, 2020, cryptocurrencies were $4,760 which is recorded at cost less impairment.

The Company recognizes impairment on cryptocurrency assets caused by decreases in market value, determined by taking quoted prices from various digital currency exchanges with active markets, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Such impairment in the value of cryptocurrencies is recorded in other income in the statements of operations. The Company did not recognize any impairments on cryptocurrencies during the six month period ended June 30, 2021.

Convertible debt

Convertible debt is accounted for under the guidelines established by ASC 470-20, Debt with Conversion and Other Options. ASC 470-20 governs the calculation of an embedded beneficial conversion and/or debt issued with other options, which is treated as a discount to the instruments where derivative accounting does not apply. The discounts are accreted over the term of the debt.

F-7

M&M MEDIA, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Preferred stock

ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock because of the redemption and conversion provisions, among other provisions. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined the host contract of the preferred stock is more akin to equity, and accordingly, derivative liability accounting is not required by the Company.

In addition, the Company has presented Series A preferred stock outside of stockholders' deficit due to the potential redemption of the preferred stock being outside of the Company's control (Note 4). Preferred stock not subject to redemption is included in stockholders’ deficit.

Costs incurred directly for the issuance of the preferred stock are recorded as a reduction of gross proceeds received by the Company, resulting in a discount to the preferred stock. The discount for preferred stock held outside of stockholders’ deficit is amortized to additional paid-in capital, over the period to redemption using the effective interest method of accounting. Dividends which are required to be paid upon redemption are accrued and recorded within preferred stock and additional paid-in capital.

Stock-Based Compensation

The Company accounts for stock-based compensation costs under the provisions of ASC 718, Compensation—Stock Compensation, which requires the measurement and recognition of compensation expense related to the fair value of stock-based compensation awards that are ultimately expected to vest. Stock based compensation expense recognized includes the compensation cost for all stock-based payments granted to employees, officers, and directors based on the grant date fair value estimated in accordance with the provisions of ASC 718. ASC. 718 is also applied to awards modified, repurchased, or cancelled during the periods reported. Stock-based compensation is recognized as expense over the employee’s requisite vesting period and over the nonemployee’s period of providing goods or services.

Compensation cost for stock awards, which include stock options and restricted stock, is measured at the fair value on the grant date and recognized as expense over the related service or performance period. As the stock is not traded publicly, the fair value of stock awards is based on an independent valuation of our common stock using a market approach taking into consideration other public company comparables. We measure the fair value of stock options using the Black-Scholes option valuation model. Compensation cost for stock awards is recognized using the straight-line method.

Fair Value

Fair value is based on an exit price, defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The estimated fair value of financial assets and financial liabilities are categorized into a three-tier hierarchy, prioritized based on the level of transparency in inputs used in the valuation techniques, as follows:

Level 1—Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2—Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in non-active markets, or valuation techniques utilizing inputs that are derived principally from or corroborated by observable data directly or indirectly for substantially the full term of the financial instrument.

Level 3—At least one assumption or input is unobservable and it is significant to the fair value measurement, requiring significant management judgment or estimate.

F-8

M&M MEDIA, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The Company has segregated all financial assets and liabilities that are measured at fair value on a recurring basis into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date in the table below. The fair value measurement for the warrants issued in 2017 and 2020 (the “Warrants”) (see Note 4 for details) is based on significant inputs not observable in the market and is classified as Level 3 liability at June 30, 2021 and 2020.

The fair value of the Warrants was determined using the Black Scholes model, using observable assumptions such as the remaining contractual term of the warrant and the risk free interest rate over the term but also included significant unobservable inputs including fair value and volatility.

Foreign Currency

The functional currency of the Company is the US Dollar. Assets and liabilities denominated in a foreign currency are remeasured using the exchange rate in effect at the balance sheet date and the corresponding revenue and expenses are remeasured using the average exchange rate in effect during the period. The resulting foreign currency remeasurement adjustments are recorded in other income on the statements of operations as gains/losses during the periods presented were negligible.

3. Debt & Other Liabilities

2019 Convertible Note Issuance

In 2019 and 2020, the Company entered into a series of convertible note agreements (the “2019 Notes”) totaling $3,534,885.

The Notes bear 5% interest, and contain both optional and automatic conversion features. An automatic conversion into the next series of stock is triggered upon a qualified financing, defined as a transaction or series of transactions in which the Company raises at least $6,000,000 in gross proceeds, prior to the maturity date. In such instance the notes convert at the lesser of: 1) 80% (20% discount) of the price paid per share at which the next equity securities are issued to cash investors in the next qualified financing and 2) the price equal to the quotient of $40,000,000 divided by the total number of outstanding shares of the Company immediately prior to the qualified financing on a fully diluted basis. If a qualified financing does not occur prior to the maturity date, then at the option of the holder, the note shall be converted into shares of Series A Preferred stock equal to the (i) the principal and interest as of the maturity date divided by (ii) a conversion price equal to (x) $40,000,000 divided by (y) the total number of outstanding shares of Common Stock of the Company outstanding immediately prior to the conversion of the Notes, calculated on a fully diluted basis. Unless converted due to qualified financing or repaid, the outstanding principal plus accrued unpaid interest will be payable upon the demand of a “Majority of Interest” at the Maturity Date. A Majority of Interest is comprised of the holders of the majority of the aggregate outstanding principal balance of the 2019 Notes.

In March 2021, the noteholders and the Company agreed to various modifications to the terms of the note: (i) extend the maturity to July 1, 2022, (ii) fix the conversion price to $0.26667, and (iii) add an automatic conversion trigger upon a successful Regulation A Offering raise of at least $5,000,000, upon which the Company will issue Series A-1 preferred shares equal to the principal plus interest amount as of the Maturity Date divided by $0.26667. These changes were captured in Amendment 1 to the Note Purchase Agreement.

Of the 2019 Notes, $105,000 was for the exchange of consulting/advisory services, whereby no cash was received. The 2019 Notes related to advisory services were for services rendered in 2019. The value of these notes was recorded as compensation expense during 2019.

Interest expense related to these notes for the six months ending June 30, 2021 and 2020 was $87,162 and $84,691, respectively.

F-9

M&M MEDIA, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

2020 Convertible Note Issuance

Beginning July 2020, the Company entered into a series of convertible note agreements (the “2020 Notes”) totaling $2,636,689. Of these notes, $1,088,350 were issued to related parties which include management employees and entities controlled by directors of the Company.

The Notes bear 5% interest, and contain both optional and automatic conversion features. An automatic conversion into the next series of stock is triggered upon a qualified financing, defined as a transaction or series of transactions in which the Company raises at least $5,000,000 in gross proceeds, prior to the maturity date. In such instance the notes convert at the lesser of: 1) 80% (20% discount) of the price paid per share at which the next equity securities are issued to cash investors in the next qualified financing and 2) the price equal to the quotient of $40,000,000 divided by the total number of outstanding shares of the Company immediately prior to the qualified financing on a fully diluted basis. If a qualified financing does not occur prior to the maturity date, then at the option of the holder, the note shall be converted into shares of Series A-1 Preferred stock equal to the (i) the principal and interest as of the maturity date divided by (ii) a conversion price equal to (x) $40,000,000 divided by (y) the total number of outstanding shares of Common Stock of the Company outstanding immediately prior to the conversion of the Notes, calculated on a fully diluted basis.

Additionally, for each $50,000 in the principal amount of the 2020 Notes, the purchaser will receive a contingent warrant to purchase next equity securities equal to 0.075% of the total number of shares of Common Stock outstanding immediately prior to the such next qualified financing on a fully diluted basis. The purchase price of each share of the next equity securities shall equal to 70% of the price per share. The warrants will expire five years after the initial closing of the sale of next equity securities. Prior to a qualified financing, the purchaser does not have a right to exercise these contingent warrants, nor are they considered outstanding. In the event the debt is repaid, warrants will not be issued.

Each purchaser is granted the right to purchase an additional Note equal to the same principal amount as the original 2020 Note purchased and will receive a contingent warrant upon the same terms. This Right of First Offer expired on February 15, 2021.

In March 2021, the noteholders and the Company agreed to various changes to the terms of the 2020 Notes: (i) extend the maturity to July 1, 2022, (ii) fix the conversion price to $0.26667, and (iii) add an automatic conversion trigger upon a successful Regulation A Offering raise of at least $5,000,000, upon which the number of shares issued shall equal to the principal plus interest amount as of the Maturity Date divided by $0.26667. Additionally, should the Company close at least $5,000,000 pursuant to the Regulation A+ offering, the warrant shall be exercisable for shares of the Company’s Series A-1 Preferred stock equal to the conversion percentage multiplied by 149,999,995. The purchase price of each share of the Series A-1 Preferred stock will be $0.26667. These changes were captured in Amendment 1 to the Note and Warrant Agreement.

Of the 2020 Notes, $88,350 was for the exchange of consulting/advisory services, whereby no cash was received. The 2020 Notes related to advisory services were for services rendered in 2020. The value of these notes was recorded as compensation expense during 2020.

Interest expense related to these notes for the six months ending June 30, 2021 was $71,005.

2021 Convertible Note Issuance

Beginning May 2021, the Company entered into a series of convertible note agreements (the “2021 Notes”) totaling $362,500. The 2021 Notes mature on July 1, 2022.

The Notes bear 5% interest, and contain both optional and automatic conversion features. An automatic conversion into the next series of preferred stock is triggered upon a qualified preferred equity financing, defined as a transaction or series of transactions in which the Company raises at least $5,000,000 in gross proceeds, prior to the maturity date. In such instance the notes convert at the lesser of: 1) 80% (20% discount) of the price paid per share at which the next equity securities are issued to cash investors in the next qualified financing and 2) the price equal to the quotient of $50,000,000 divided by the total number of outstanding shares of the Company immediately prior to the qualified financing on a fully diluted basis. Additionally, an automatic conversion will trigger upon a successful Regulation A Offering raise of at least $5,000,000, upon which the number of shares issued shall equal to the principal plus interest amount as of the Maturity Date divided by $0.3334. If a qualified financing does not occur prior to the maturity date, then at the option of the holder, the note shall be converted into shares of Series A-3 Preferred stock equal to the (i) the principal and interest as of the maturity date divided by (ii) a conversion price equal to $0.3334. The Company is in the process of obtaining approvals for authorizing Series A-3 Preferred Stock; however, as of the date of these financial statements, no such designation has been made.

F-10

M&M MEDIA, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Additionally, the purchaser will receive a warrant to purchase Class B Common Stock equal to two times the principal amount of the Note purchased. The purchase price of each share shall equal $1.00 and the Warrants will expire on July 1, 2023.

Additionally, the purchaser commits to purchase a certain number of Regulation A+ offering units based on the principal amount of the Note purchased.

Interest expense related to these notes for the six months ending June 30, 2021 was $1,577.

PPP Loan

On April 24, 2020, the Company entered into a Small Business Administration (“SBA”) loan under the Paycheck Protection Program (“PPP”) in the amount of $47,900 with ReadyCap Lending, LLC. The interest rate of the loan is 1.00% per annum and accrues on the unpaid principal balance computed on the basis of the actual number of days elapsed in a year of 360 days. Commencing seven months after the effective date of the PPP Loan, the Company is required to pay the Lender equal monthly payments of principal and interest as required to fully amortize any unforgiven principal balance of the loan by the two-year anniversary of the effective date of the PPP Loan (the “Maturity Date”). The PPP Loan contains customary events of default relating to, among other things, payment defaults, making materially false or misleading representations to the SBA or the Lender, or breaching the terms of the PPP Loan. Under the terms of the CARES Act, PPP loan recipients can apply for and be granted forgiveness for all or a portion of the loan granted under the PPP. Such forgiveness will be determined, subject to limitations, based on the use of loan proceeds for payment of payroll costs and any payments of mortgage interest, rent, and utilities. The loan was forgiven in February 2021 and the Company recognized the full amount as other income in the consolidated statement of operations.

4. Stockholders’ Deficit

The Company amended its Certificate of Incorporation (“COI amendment”) on March 25, 2021 and August 2, 2021 to (i) effect an eleven to one stock split of its Common Stock and Preferred Stock, (ii) increase the total number of authorized shares of Common Stock to 237,500,000 and Preferred  Stock to 136,851,126, (iii) authorize 60,000,000 shares of Series A-1 Preferred Stock, 2,111,804 shares of Series A-2 Preferred Stock, and 20,000,000 shares of Series A-3 Preferred Stock and (iv) divide the Common Stock into 200,000,000 authorized shares of Class A Common Stock and 37,500,000 shares of Class B Common Stock. Class B Common Stock is non-voting. The Series A Preferred Stock, Series A-1 Preferred Stock, and Series A-2 Preferred Stock collectively have the same features and rights, with the exception of their Original Issue Price which varies accordingly.

All mentions of shares and price per share retroactively reflect the effect of the split.

On March 31, 2021, the Company commenced an offering of up to $50,00,000 of its Common Stock pursuant to Regulation A under the Securities Act of 1933. The Company is offering up to 25,000,000 units at a price of $1.00 per unit. Each unit is comprised of one share of Class B common stock and one warrant to purchase one-half share of Class B common stock (as defined in our offering Circular dated March 24, 2021 (the “Offering Circular”)).

As of June 30, 2021, the Company had not received any proceeds from the offering and incurred costs of $432,474 booked as deferred offering costs.

The Regulation A Offering will run for a period of 12 months, and the Company continues to pursue raising more funds through its marketing efforts.

F-11

M&M MEDIA, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Series Seed and Seed-1 Preferred Stock

The Company has authorized 7,700,000 and 6,712,618 shares of Series Seed Preferred Stock (the “Series Seed”) and Series Seed-1 Preferred Stock (the “Series Seed-1”), respectively.   Features of the Series Seed and Series Seed-1 include the following: Non-cumulative dividends of 5% per annum if declared by the Board, Convertible to Common stock initially at a ratio of 1:1; subject to anti-dilution adjustment for subsequent issuances of Common stock or instruments convertible to Common stock, Liquidation preference equal to the original issue price plus any declared and unpaid dividends, only after the payment of all preferential amounts required to be paid to the holders of shares of Series A Preferred Stock. After payment of the liquidation preference, the Series A participates pro rata with the Common stock.

At June 31, 2021 and 2020, no dividends had been declared for the Series Seed and Series Seed-1. There have been no conversions of Series Seed or Series Seed-1 into Common stock.

Series A Preferred Stock

The Company has issued 40,326,704 shares of Series A Preferred Stock. Features of the Series A Preferred Stock include the following: Cumulative dividends of 5% per annum whether or not declared, redeemable seven years after issuance if elected by a “majority of the holders”, redeemable by only one investor if certain operations move out of the state of Connecticut; redemption price is the higher of FMV or original issue price plus a 12% rate of return, Convertible to Common stock initially at a ratio of 1:1; subject to anti-dilution adjustment for subsequent issuances of Common stock or instruments convertible to Common stock, Liquidation preference equal to the original issue price plus all accrued dividends. After payment of the liquidation preference, the Series A participates pro rata with the Common stock.

At June 30, 2021 and 2020, accrued dividends were $1,353,566 and $947,371, respectively. There have been no conversions of Series A to Common stock. The conversion ratio of the Series A to Common stock remains 1:1.

Warrants to Purchase Stock (the “Warrants”)

On May 9, 2017, the Company issued a warrant (the “Preferred Warrant”) to purchase Preferred stock with a 10-year contractual term. The Preferred Warrant expires May 9, 2027. Features of the Preferred Warrant include the following.

•	Exercisable into 2,111,802 shares of the Company’s Series A Preferred Stock; upon the COI amendment, this warrant was modified to exercise into Series A-2 Preferred Stock (similar features to Series A Preferred Stock, with the exception of the original issue price)

•	Exercise price is $0.09713

•	Warrant vested 75% after one year and the remaining 25% vested after two years. As of December 31, 2020, the Warrant is fully vested.

At June 30, 2021, the Preferred Warrant had not been exercised.

F-12

M&M MEDIA, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

In December 2020, the Company issued a warrant (the “Common Warrant”) to purchase common stock to an entity controlled by a Company director. The Common Warrant expires in 10 years. Features of the Warrant include the following.

•	Exercisable into 6,493,036 shares of the Company’s Common Stock

•	Exercise price is $0.02

•	The Common Warrant has two vesting schedules: (1) 75% vest monthly over a two-year period beginning as of July 7, 2020 and (ii) 25% vest upon the Company completing a round of financing at pre-money valuation of at least $500,000,000 led by an investor or investment bank referred by the warrant holder. As of June 30, 2021, 2,231,981 shares of the Warrant have vested.

At June 30, 2021, the Common Warrant had not been exercised.

Shares Issued for Cash

During the six months ended June 30, 2021, the Company sold 753,663 shares of common stock for gross proceeds of $21,000.

Shares Issued for Services

During the six months ended June 30, 2021, the Company issued 1,400,00 shares of Class B common stock for marketing services to be rendered related to its Regulation A offering, recognizing deferred offering cost of $178,118. The deferred offering cost related to these issuances was based on the estimated fair value of the Company’s common stock at the time of issuance, based on the most recent 409a valuation and date of the first closing round of Regulation A offering.

5. Stock Options

In 2014, our Board of Directors adopted the 2014 Equity Incentive Plan (the “2014 Plan”). The 2014 Plan provides for the grant of equity awards to employees, and consultants, including stock options, stock purchase rights and restricted stock units to purchase shares of our common stock. Pursuant to Series A financing, the 2014 Plan was amended and up to 1,599,247 shares of our common stock may be issued pursuant to awards granted under the 2014 Plan. The 2014 Plan is administered by our Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board.

As of June 30, 2021, and 2020, the Company had issued 12,112,252 and 3,641,000 stock options under the Plan to various advisors and employees, respectively. Of the June 30, 2021 outstanding, 1,408,000 was granted to an employee on the condition that certain performance requirements be met. One - half of this grant was earned in 2020 and the Company expects the remaining performance obligation to be met; accordingly, stock-based compensation for this award had been recognized during 2020. The granted options had an exercise price of $0.02-$0.05, expire in ten years, and ranged from 100% immediate vesting, to vesting over a four-year period or performance-based vesting.

The Company recorded expenses of $29,913 and $2,959 during the six months ended June 30, 2021 and 2020, respectively, related to stock options.

As of June 30, 2021, total unrecognized stock-based compensation expense related to nonvested stock options was approximately $253,151, which is expected to be recognized over a weighted average period of approximately 2.9 years.

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M&M MEDIA, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

6. Commitments & Contingencies

Litigation

On June 9, 2020, Verizon Media filed an action in the Supreme Court of the State of New York, County of New York claiming conversion, unjust enrichment and breach of contract in connection with a payment made by Verizon Media to the Company pursuant to a Publisher Master Services Agreement. In the lawsuit, Verizon Media asserts that it overpaid the Company approximately $232,000 due to a data entry error on Verizon Media’s part and seeks a return of that payment. The Company denies that the payment was in error and intends to vigorously defend against the claims. M&M has also asserted counterclaims against Verizon Media for its own breach of the Publisher Master Services Agreement. The case remains at the pleadings stage and, as a result, we are not able to evaluate the likelihood of an unfavorable outcome or an estimate of potential loss at this time. The Company has recorded the payment as a contingent liability until the dispute is resolved.

7. Subsequent events

The Company has evaluated subsequent events that occurred after June 30, 2021 through September 26, 2021 the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

Additional 2021 Convertible Note Issuance

In 2021, the Company issued an additional convertible note agreement to a related party for $175,00, same terms as the original 2021 Notes described in Note 3.

Receivables Financing

In 2021, the Company entered into an agreement for the sale of future receivables pursuant to which it may borrow the principal amount of up to an aggregate of $1,000,000. The Company exercised the first tranche of $500,000 in August 2021 and will begin repayment 60 days after the draw. In conjunction with the exercise, the company issued the provider a warrant to purchase 180,000 shares of Class B common stock for cash at a price of $1.00 per share.

Regulation A Raise

Subsequent to June 30, 2021, the Company sold 621,00 shares of Class B common stock for gross proceeds of $621,000 from the offering.

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Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Fifth of Amended and Restated Certificate of Incorporation (1)
2.2	Bylaws (2)
3.1	Form of Custody Account Agreement (3)
3.2	Form of Warrant Agreement and Form of Warrant for shares of Class B Common Stock (4)
3.3	Investors’ Rights Agreement (Preferred Stock) (5)
3.4	Voting Agreement (6)
3.5	Right of First Refusal and Co-Sale Agreement (Preferred Stock) (7)
4	Form of Subscription Agreement (8)
6.1	Agreement with Dalmore Group, LLC (9)
6.2	Consulting Agreement between the Company and Green Forest Properties LTD effective December 11, 2020 (10)
6.3	2014 Equity Incentive Plan, as amended (11)
6.4	Google Cloud Platform Terms of Service between the Company and Google LLC (12)

(1) Filed as an exhibit to the M&M Media, Inc. Current Report on Form 1-U dated August 3, 2021 and incorporated herein by reference. Available at, https://sec.report/Document/0001683168-21-003367/

(2)  Filed as an exhibit to the M&M Media, Inc. Regulation A Offering Statement on Form 1-A and incorporated herein by reference. Available at, https://sec.report/Document/1705123/000168316821000545/mmmedia_ex0202.htm

(3)  Filed as an exhibit to the M&M Media, Inc. Regulation A Offering Statement on Form 1-A and incorporated herein by reference. Available at,  https://sec.report/Document/1705123/000168316821000545/mmmedia_ex0301.htm

(4)  Filed as an exhibit to the M&M Media, Inc. Regulation A Offering Statement on Form 1-A and incorporated herein by reference. Available at, https://sec.report/Document/1705123/000168316821000545/mmmedia_ex0302.htm

(5)  Filed as an exhibit to the M&M Media, Inc. Regulation A Offering Statement on Form 1-A and incorporated herein by reference. Available at,  https://sec.report/Document/1705123/000168316821000545/mmmedia_ex0303.htm

(6)  Filed as an exhibit to the M&M Media, Inc. Regulation A Offering Statement on Form 1-A and incorporated herein by reference. Available at,  https://sec.report/Document/1705123/000168316821000545/mmmedia_ex0304.htm

 (7)  Filed as an exhibit to the M&M Media, Inc. Regulation A Offering Statement on Form 1-A and incorporated herein by reference. Available at,  https://sec.report/Document/1705123/000168316821000545/mmmedia_ex0305.htm

(8)  Filed as an exhibit to the M&M Media, Inc. Regulation A Offering Statement on Form 1-A and incorporated herein by reference. Available at,  https://sec.report/Document/1705123/000168316821000947/mmmedia_ex0400.htm

(9)  Filed as an exhibit to the M&M Media, Inc. Regulation A Offering Statement on Form 1-A and incorporated herein by reference. Available at, https://sec.report/Document/1705123/000168316821000545/mmmedia_ex0601.htm

(10)  Filed as an exhibit to the M&M Media, Inc. Regulation A Offering Statement on Form 1-A and incorporated herein by reference. Available at,  https://sec.report/Document/1705123/000168316821000545/mmmedia_ex0602.htm

(11)  Filed as an exhibit to the M&M Media, Inc. Regulation A Offering Statement on Form 1-A and incorporated herein by reference. Available at,  https://sec.report/Document/1705123/000168316821000545/mmmedia_ex0603.htm

(12)  Filed as an exhibit to the M&M Media, Inc. Regulation A Offering Statement on Form 1-A and incorporated herein by reference. Available at,  https://sec.report/Document/1705123/000168316821000947/mmmedia_ex0604.htm

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

M&M MEDIA INC.

	By	/s/ Gary Mekikian
Gary Mekikian Chief Executive Officer
Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.
/s/ Gary Mekikian
Gary Mekikian, Chief Executive Officer, Director
September 27, 2021

/s/ Robert Vanech
Robert Vanech, Chief Financial Officer, Principal Accounting Officer, Principal Financial Officer
September 27, 2021

/s/ Adrian Sada Cueva
Adrian Sada Cueva, Director September 27, 2021

/s/ Matt McCooe
Matt McCooe, Director September 27, 2021

/s/ Tigran Mekikian
Tigran Mekikian, Director September 27, 2021

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